UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Alto de Cabo Frio Central block

—

Rio de Janeiro, July 11, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 04/01/2022, informs that it has completed a Drill Stem Test (DST) on the 1-BRSA-1383A-RJS wildcat well (Alto de Cabo Frio Central Noroeste) in the pre-salt of the southern portion of the Campos Basin. The new discovery, announced on April 1st, is located 230 km away from the city of Rio de Janeiro-RJ, in a water depth of 1,833 meters.

The DST evaluated a thick interval of pre-salt carbonate reservoir rocks and confirmed good productivity. During the test, oil samples were collected and will be subsequently characterized by laboratory analyses.

The result is the fruit of the consortium's strategy of maximizing the use of the data and of applying new solutions, allowing for the real-time processing of the acquired data as well as a quick and safe decision-making. The consortium will continue its activities in the Alto de Cabo Frio Central block, aiming to assess the dimensions of the new accumulation.

The consortium will continue the activities in the block to assess the dimensions of the new accumulation.

The Alto de Cabo Frio Central block was acquired in October 2017, during the 3rd bidding round of the National Agency for Petroleum, Natural Gas and Biofuels (ANP), under the Production Sharing regime, having Pré-Sal Petróleo S.A. (PPSA) as its manager.

Petrobras is the operator of the block and holds a 50% stake, in partnership with the company BP Energy do Brasil Ltda. (50%).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer